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FUNDRISE | Income Interval Fund

Editor's note: *The following memo was distributed by Fundrise Advisors to its clients who are shareholders of the Fundrise Income Real Estate Fund, LLC (the Fund). It has been made available as a supplemental resource for prospective investors in the Fund. The transaction referenced in this memo was an investment transaction made by the Fund, which invested roughly $16,393,000. Investors should carefully consider the investment objective, risk, charges, and expenses of the Fund before investing. The prospectus for the Fund contains this and other information and can be obtained by emailing investments@fundrise.com, or by referring to fundriseincomerealestatefund.com. The prospectus should be read carefully before investing in the Fund.*

Financing an apartment development in Orlando, FL

This investment fits into our broader strategy to invest in affordably-priced apartments across the Sunbelt.

We've invested roughly $16.4 million in the construction of a 249-unit apartment community in Orlando, Florida.

At a strategic level, this investment fits within our affordably-priced Sunbelt apartment / rental housing thesis. From millennials to retirees, a broad group of Americans has been taking part in a migration from northern to southern states over the past decade, driving continued demand for well-priced, well-located real estate, and supporting steady returns for disciplined investors. Learn more about the single-family rental asset class here.

As we referenced most recently in our Q3 2022 letter, our investment theses strive to identify factors that are bolstered by strong demand today and have historically performed well, both during past high inflationary periods and during downturns more broadly. Particularly, as interest rates remain high, we expect rental housing to continue to be the far more attractive option to many people, as the expected monthly mortgage payment for the buyer of a median-priced US home has nearly doubled in the course of just two years. In addition, we've weighted our portfolio toward these types of assets because they generally have better withstood past economic downturns; shelter, like food, is a basic need rather than a discretionary expense.

Business plan

Our loan will be used to finance the construction of this new community, which the borrower expects will take roughly two years to complete. At that point, they expect to lease up the units and pay back our loan via a sale or by refinancing once the property is stabilized. (In the world of real estate investing, "stabilized" refers to a property that is almost completely leased up — typically an occupancy rate over 90%, therefore producing a stable flow of rental revenue.)

The goal of this investment is to produce an **attractive income stream** through financing the creation of new housing in a growing area. Our investment in the community is structured as preferred equity, which functions like debt, where we are entitled to an annual return equivalent to roughly 8.85% over the term of the investment.

Our $16.4 million investment represents our full commitment to the project, which will draw down over time as construction progresses.

Why we invested

- **Great location:** The property is about a twenty-minute drive from downtown Orlando and a ten-minute drive from Orlando International Airport, the seventh busiest airport in the country.

- **Fast-growing area:** Orlando was ranked second in the country for job growth by the U.S. Bureau of Statistics, driven by a dynamic economy with an array of industries, such as advanced manufacturing, biotech, aerospace, defense, and world-class attractions. The growth and expansion of Orlando's economy continue to make it attractive to both renters and homebuyers.

- **Attractive margin of safety:** The sponsor has roughly $16.5 million of equity (about 23% of the total expected costs) junior to our position. They would have to lose their entire investment before our principal was threatened.

As always, if you have any questions or feedback, please visit our help center or reach out to us at investments@fundrise.com.

About the Fund

The Fundrise Income Real Estate Fund (the Fund) is an unlisted closed-end management investment company that is operated as an interval fund. The Fund's investment objective is to seek to create and maintain a portfolio of investments that generate a low volatility income stream of attractive and consistent cash distributions. For more information, including the Prospectus, please visit fundriseincomerealestatefund.com.

The Fund also seeks to provide investors with liquidity through quarterly offers to repurchase a limited amount of the Fund's Shares (at least 5%), pursuant to Rule 23c-3 under the Investment Company Act of 1940. For the latest available repurchase notice, please click here or see the "Literature" section of fundriseincomerealestatefund.com.

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